May 28, 2026

Jerry Tang
Chief Executive Officer
BlockchAIn Digital Infrastructure, Inc.
1540 Broadway, Ste. 1010
New York, NY 10036

        Re: BlockchAIn Digital Infrastructure, Inc.
            Draft Registration Statement on Form S-1
            Submitted May 21, 2026
            CIK No. 0002070542
Dear Jerry Tang:
       This is to advise you that we do not intend to review your registration statement.
        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Komul Chaudhry at 202-551-4746 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:    Tahra Wright, Esq.